Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 10, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2130

Kensho Space Exploration & Innovation Portfolio, Series 10

File Nos. 333-255654 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2130, filed on April 30, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Kensho Space Exploration & Innovation Portfolio, Series 10 (the “trust”), which was formerly named the Kensho Space Exploration Portfolio, Series 10.

PROSPECTUS

Investment Summary — Overview

           1.       The name of the trust, Kensho Space Exploration Portfolio, Series 10, is a bit narrow for the scope of possible investments. Please revise the name to better describe the possible investments of the trust.

           Response: In response to this comment, the name of the trust has been changed to Kensho Space Exploration & Innovation Portfolio, Series 10.

Investment Summary — Principal Investment Strategy

           2.       The “Principal Investment Strategy” section states that the trust may invest U.S.-listed foreign securities and American Depositary Receipts. Will the trust invest in securities issued by companies located in emerging markets? If so, please disclose this in the “Principal Investment Strategy” section and provide the appropriate risks.

           Response: The trust may invest in companies located in emerging markets. In response to this comment, the following sentence will be added as the sixth sentence of the first paragraph: “The U.S.-listed securities may include companies located in emerging markets.” If the trust invests in companies located in emerging markets, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Investment Summary — Principal Risks

           3.       Please provide risk disclosures for investing in foreign securities and securities issued by companies located in emerging markets, if appropriate.

           Response: If the trust invests in such securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Additional Revisions

           Since the Form S-6 filing, the areas of space travel and exploration that the S&P Kensho SpaceSM Index uses has been updated. Accordingly, the prospectus disclosure will also be updated. The bullets in the second step under the “Security Selection” section will be replaced will the following:

•	Spacecraft, space launch vehicles, space flight, or space stations and related components and services, including in-space satellite servicing
•	Space mission assurance, operation, or support
•	Space imaging, earth observation, global positioning, and derived analytics
•	Space communication, excluding satellite-to-satellite communication
•	Low-latency satellite internet connectivity, Including satellite-to-satellite communication for this purpose
•	Space or ground based support infrastructure, including cloud-based ground support services
•	Space-related military armaments and capabilities
•	Small satellite hardware and software manufacturers, including nanosatellites and cubesats
•	Space tourism, and space-facilitated terrestrial transportation, including suborbital flight.
•	Asteroid mining and resource extraction.
•	Space debris tracking and removal

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren